UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant Regulation A of the Securities Act of 1933

April 18, 2024

(Date of Report (Date of earliest event reported))

CW PETROLEUM CORP

(Exact name of registrant as specified in its charter)

Wyoming	20-2765559
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

23501 CINCO RANCH BLVD., SUITE H120-#325 KATY, TEXAS	77494
(Address of principal executive offices)	(ZIP Code)

(281) 817-8099

(Registrant’s telephone number, including area code)

Common Stock

(Title of each class of securities issued pursuant to Regulation A)

Item 9. Other Events

On April 18, 2024, the board of directors of CW Petroleum Corp, a Wyoming corporation (the “Company”), was expanded to three and Myra Luinstra was appointed as a director. Ms. Luinstra previously served as a director of the Company from July 2022 until October 2023. From 1997 to 2020, Ms. Luinstra served as Vice President, President, and Director of Mullins Machine & Manufacturing Company, a private corporation that provides custom manufacturing for various applications in our industry. Ms. Luinstra attended the University of Houston. Ms. Luinstra was appointed as a director due to her many years of experience in the chemical and petroleum industries.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CW PETROLEUM CORP

Date: April 22, 2024	By:	/s/ Christopher Williams
	Name:	Christopher Williams, CEO

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